

May 7, 2013

Via E-mail
Mr. Nasser Nassiri
President, CEO and Chairman
Biocoral, Inc.
12-14 rue Raymond Ridel, 92250
La Garenne Colombes, France

> **Re:** **Biocoral, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed May 7, 2012**
> **File No. 1-34059**

Dear Mr. Nassiri:

We have read your supplemental response letter dated April 12, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. We note your response to comment 1 in our letter dated January 8, 2013. Please explain to us in detail how you determined that your 5 percent beneficial owners constituted affiliates for purposes of your determination that you are a smaller reporting company. Please refer to Exchange Act Rule 12b-2 for further guidance.

2. Refer to the comment above. We further note that much of the information provided to your response does not appear consistent with information disclosed in your beneficial ownership tables in either your Forms 10-K for the years ended December 31, 2011 or December 31, 2010, both of which implied that you did not have any 5 percent or greater holders and that your officers and directors did not hold a significant amount of shares.

Please explain to us in detail when the shares referenced in your response were acquired and why they were not disclosed in your beneficial ownership tables.

Item 1. Description of Business, page 3

3.   We note your response to comment 2 in our letter dated January 8, 2013. In future Exchange Act periodic filings, please revise to remove the terms "first generation of products" and "second generation of products" since these are the same products.

Note 3 – Summary of Significant Accounting Policies, page F-9

Patent Costs, Net, page F-11

4.   We note your response to comment 3 in our letter dated January 8, 2013. Please provide us with the following in relation to your assessment of the undiscounted expected cash flows related to your patents.
- Provide us with a detailed list of patents that includes a brief description, the carrying value, and the expiration date for each.
- Tell us how you determined the grouped assets met the criteria in paragraphs 23 through 25 of ASC 360-10-35, as it appears that, as one example only, the litigation cash flows related to the autologous fibrin glue are a separate cash stream from the other patents.
- Tell us how you determined the remaining useful life of the asset group(s) under ASC 360-10-35-31 (i.e., which patent is the primary asset of the asset group).
- Please provide us with an assessment of expected cash flows that incorporates a probability-weighted approach for the possible outcomes of each of the two lawsuits, including the possibility that the litigation will not be successful, and include expected legal expenses related to each possible outcome in your analysis.
- Please tell us how you determined that it was appropriate to exclude Mr. Nassiri's travel and salary expense from your impairment analysis, as it would appear that these expenses are directly associated with activities related to the patents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3429 if you have any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant

cc: Ms. Mary O'Hara, Griffits O'Hara LLC (*via e-mail*)